EXHIBIT 99.72

Mercator Reports First Quarter Results and Provides Operations Update
(Stated in US Dollars unless otherwise indicated)

TRADING SYMBOL: TSX – ML

Vancouver, British Columbia: May 17, 2010 – Mercator Minerals Ltd. (“Mercator” or the “Company”) reports its results for the three month period ended March 31, 2010.  This release should be read with the Company’s unaudited financial statements and management discussion and analysis available on the Company’s website and filed on SEDAR under the Company’s issuer profile.

After the accrual for interest and interest payments of $3.56 million ($3.45 million in interest accrued on the Notes issued by the Company in 2007) and $5.36 million in non-cash items including accretion, amortization and stock based compensation, the Company recorded a net loss of $11.5 million or $0.06 per share compared to a loss of $10.65 million or $0.11 per share for the corresponding period in 2009.

During the period, the Company generated revenues of $23.88 million, a 376% increase over revenues of $6.34 million in the first quarter of 2009 on the shipment of 6,000,374 pounds of copper in concentrates (2009 - 2,306,308 pounds), 628,490 pounds of molybdenum in concentrates (2009 - 94,094 pounds), 64,952 ounces of silver (2009 - 12,240 ounces) and 777,410 pounds of cathode copper (2009 - 1,175,128 pounds).

For the first quarter of 2010, Mineral Park produced 5,432,225 pounds of copper in concentrates (2009 - 2,306,308 pounds), 638,512 pounds of molybdenum in concentrates (2009 - 94,094 pounds), 64,952 ounces of silver (2009 - 12,240 ounces) and 777,410 pounds of cathode copper (2009 - 1,175,128 pounds).

Mill throughput totaled 2.04 million tons (2009 – 1.45 million tons) or 22,340 tons per day (2009 - 16,176 tons per day), and averaged 0.224% copper (2009 – 0.274% copper), 0.039% molybdenum (2009 – 0.021% molybdenum) and 0.115 oz/ton silver (2009 – 0.046 oz/ton silver).  Mill recoveries averaged 60.1% for copper, 40.3% for molybdenum and 27.4% for silver. As previously announced recoveries in the first quarter were affected by circuit testing and tonnage testing and have seen significant improvements since. The Company has determined that underperforming recoveries were the result of insufficient retention time in the rougher flotation tanks and not enough horse power in the motors driving the agitators in the roughers.  During the first part of the quarter, the Company added horsepower to two of the rougher motors and set up a bank of molybdenum rougher flotation cells to add retention time to the rougher tails.  The net effect of these tests indicated positive results.

* Operating cash cost and Operating cash cost per ton are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

 “Production at Mineral Park continues to improve, through the end of the quarter, with March and April showing clear indications of the improvements that have been made and we continue to make at Mineral Park,” said Mike Surratt President and CEO.  “We are making steady progress” Surratt stated.  “With the increased horsepower and the incorporation of additional rougher flotation, leading to increased recoveries, we are increasingly confident that we can meet or exceed our design parameters over the coming months”, said Michael L. Surratt, President and CEO.

Financial Highlights for the Three Months ended March 31, 2010

●	Revenues from copper, moly and silver sales for the three month period ended March 31, 2010 of $23.88 million compared to $6.34 million for the corresponding period in 2009;

●
Production of 5,432,225 pounds of copper in concentrates (2009 - 2,306,308 pounds), 638,512 pounds of molybdenum in concentrates (2009 - 94,094 pounds), 64,952 ounces of silver (2009 - 12,240 ounces) and 777,410 pounds of cathode copper (2009 - 1,175,128 pounds);

●	Net loss for the three month period ended March 31, 2010 of $11.55 million compared to a net loss of $10.65 million for the corresponding period in 2009.

●	Estimated cash operating cost* on first quarter 2010 production of $2.67 for copper and $12.88 for molybdenum, also on a co-product basis;

As previously reported, subsequent to the end of the period, the Company closed the refinancing of and subsequently redeemed, in full, the $120 million 11.5 % notes.  The new bank financing reduced current interest rates by more than half, from 11.5% to 4.83%, representing a savings of approximately $700,000 per month, representing a potential savings of $0.42 per pound of copper sold forward. While management believes the medium and long term fundamentals of copper are very good, the Company also structured a risk management program in support of the recent refinancing and the development plans for the expansion of Mineral Park and the El Pilar project in Mexico.  A total of 145 million lbs of copper have been sold forward over a six year term at an average net price to the Company of $3.01 per lb, net of all costs. This forward sale totals less than 11% of the Mineral Park proven and probable mineral reserves as disclosed by the Company in the Annual Information form for the year ended December 31, 2010.

All financial information contained herein should be read in conjunction with the Company's Management Discussion and Analysis and unaudited financial statements for the period ended March 31, 2010 and the Management Discussion and Analysis and Audited consolidated financial statements for the years ended December 31, 2009 and 2008 and related notes thereto available under the Company's profile on www.sedar.com.

* Operating cash cost and Operating cash cost per ton are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Gary Simmerman, BSc., Mercator’s VP Engineering, a Qualified Person as defined by NI43-101, supervised the preparation of and verified the Mercator technical information contained in this release.

Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

On Behalf of the Board of Directors

MERCATOR MINERALS LTD.

Per: “Michael L. Surratt”
Michael L. Surratt,
President

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

* Operating cash cost and Operating cash cost per ton are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.